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PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(3)
To Prospectus dated December 11, 2000 and             Registration No. 333-50802
Prospectus Supplement dated December 11, 2000


                                 $1,011,500,000

                                     KEYCORP
                       SENIOR MEDIUM-TERM NOTES, SERIES F
                    SUBORDINATED MEDIUM-TERM NOTES, SERIES E
                     DUE 9 MONTHS OR MORE FROM DATE OF ISSUE

         The prospectus dated December 11, 2000 and the prospectus supplement dated December 11, 2000 are hereby amended and supplemented as indicated below. Terms used herein and not otherwise defined have the meanings given to them in the prospectus and prospectus supplement.

         Because this Supplement is to be used in connection with offers and sales related to market-making transactions in the notes, the following portions of the prospectus and prospectus supplement do not apply and are deemed deleted from such documents to the extent the documents are used for market-making transactions:

         (1) the last paragraph on the front cover of the prospectus supplement that discusses to whom we may sell the notes and at what prices; and

         (2) the "Plan of Distribution" section of the prospectus supplement.


                           --------------------------

         This Supplement to the prospectus and prospectus supplement is to be used by McDonald Investments Inc. in connection with offers and sales from time to time related to market-making transactions in the notes in which McDonald Investments Inc. acts as principal. McDonald Investments Inc. may also act as agent in such transactions. Sales will be made at prices related to prevailing prices at the time of sale. Certain information with respect to the prospectus and the prospectus supplement will be updated periodically by the incorporation by reference of filings made on behalf of KeyCorp pursuant to the Securities and Exchange Act of 1934, as amended. See "Where You Can Find More Information" in the prospectus.

                           --------------------------

                            MCDONALD INVESTMENTS INC.
                                A KEYCORP COMPANY

                   PROSPECTUS SUPPLEMENT DATED MARCH 22, 2001


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The "Plan of Distribution" section of the prospectus supplement is replaced with the following:

                              PLAN OF DISTRIBUTION

         The notes will not have an established trading market when issued. Also, unless otherwise specified in the applicable pricing supplement, the notes will not be listed on any national securities exchange. However, McDonald Investments Inc. ("McDonald Investments") has advised us that it may make a market in the notes. McDonald Investments is not obligated, however, to make a market in the notes and may discontinue market making at any time without notice. There can be no assurance that a secondary market for any notes will develop or be maintained.

         After the initial distribution of the notes by Salomon Smith Barney Inc., Banc of America Securities LLC, Chase Securities Inc., Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Lehman Brothers Inc., McDonald Investments, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated (collectively, the "Agents"), the prospectus and the prospectus supplement may be used by McDonald Investments, a subsidiary of KeyCorp, or its successors, in connection with offers and sales relating to market-making transactions in the notes. McDonald Investments may act as principal or agent in such transactions. Such transactions will be at prices related to prevailing market prices at the time of sale. Any obligations of McDonald Investments are the sole obligations of McDonald Investments and do not create any obligations on the part of any affiliate of McDonald Investments. McDonald Investments is a member of the New York Stock Exchange.

         Unless specified otherwise in the applicable pricing supplement, you will be required to pay the purchase price of the notes in immediately available funds in the specified currency in The City of New York on the date of settlement. See "Description of the Notes - General."

         McDonald Investments may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, McDonald Investments may create a short position in the notes for its own account (i.e., if it sells notes in an aggregate principal amount exceeding that set forth in the applicable pricing supplement). McDonald Investments may bid for and purchase notes in the open market to cover such short positions. In addition, McDonald Investments may bid for and purchase notes in the open market to stabilize the price of the notes. These activities may stabilize or maintain the market price of the notes above independent market levels.

         Neither KeyCorp nor McDonald Investments or other persons purchasing the notes as principal make any representation or prediction as to the direction or magnitude of any effect that the transactions described in the immediately preceding paragraph may have on the price of the notes. In addition, neither KeyCorp nor McDonald Investments or other person purchasing the notes as principal make any representation that McDonald Investments or such other person will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

         McDonald Investments is a member of the National Association of Securities Dealers, Inc. ("NASD") and may participate in offerings of the notes. Accordingly, offerings of the notes in which McDonald Investments participates will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the NASD.

         In the ordinary course of their business, the Agents and their affiliates have engaged, and may in the future engage, in investment and commercial banking transactions with us and certain of our affiliates.